SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ nº 33.700.394/0001-40

NIRE 35300102771

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. HELD ON APRIL 8TH, 2005.

VENUE AND TIME: Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 5pm.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Members of the Board of Directors representing more than a half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Elected to the Board of Officers, to the Board of Officers, with term until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30, 2005, Messrs.: 1. Executive Officer: RAPHAEL AFONSO GODINHO DE CARVALHO, Brazilian citizen, married, mathematic, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 06,706,275-2-SSP/RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 887,072,617-72; 2. OFFICERS: 2.1. CAI IGEL, German citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card of Foreigners RNE N. W268276-K and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 111,113,338-74; 2.2. CARLOS ALBERTO BEZERRA DE MOURA, Brazilian citizen, married, graduates in account sciencies, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card CRC N. 83.541-5-CRC-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 034,141,847-10; and 2.3. CARLOS HENRIQUE ZANVETTOR, Brazilian citizen, married, electronic engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 15,353,133-SSP/SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 115,624,088-36.

2. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which this company is subjected, this Board has decided to indicate as responsible by the below mentioned departments the following member of the Board of Officers:

RAPHAEL AFONSO GODINHO DE CARVALHO
Officer incumbent of the Deposit Accounts – Rules (“Resoluções”) N. 2025/1993 and
2078/194 and “Circular”N. 452/1994; and
Officer incumbent of the Investment Accounts – “Circular” N. 3248/2004.

São Paulo, April 8th, 2005. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Israel Vainboim, Gabriel Jorge Ferreira and Joaquim Francisco de Castro Neto. This minute is a revised copy of the original transcribed in the proper Corporate Book.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 11, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.